OXFORD
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VALUATION OF THE COMMON STOCK OF:

SLEEPSPACE

PROACTIVE LIFE, INC.
– FINAL REPORT –

Valuation Date: February 28, 2021 Report Date: May 12, 2021

Privileged and Confidential
NOT FOR DISTRIBUTION

Table of Contents

May 12, 2021

Daniel Gartenberg
CEO
Proactive Life Inc.
180 Bowery
NYC, NY 10012

Re: Valuation of Proactive Live, Inc as of February 28, 2021

Dear Mr. Gartenberg,

At your request and pursuant to our engagement agreement, we have prepared and enclosed herewith our appraisal report of Proactive Live, Inc ("Proactive Life," or the "Company") as of February 28, 2021 (the "Valuation Date").   The purpose of this valuation is to establish the fair market value as of the Valuation Date of one share of the Company's common stock for the purposes of financial statement preparation and reporting under generally accepted accounting principles. This valuation opinion may be used for compliance purposes in conjunction with Internal Revenue Code ("IRC") section 409A. It is anticipated that this valuation will be used to assist the Board of Directors of the Company in determining the potential strike price of options to be used on or subsequent to the date of the appraisal. It is our understanding that the valuation requirements for the intended use require an analysis of the per-share value of the chosen equity on a closely held, minority, and non-marketable basis.

Proactive Life is a closely held company without a publicly traded market. As such, the objective of this valuation is not to determine the price or fair market value at which a controlling interest in the Company would sell as if publicly traded. Rather, the objective is to quantify the fair market value of an ownership interest in Proactive Life, as a closely held entity, on a minority basis.

The standard of value relied on in this report is "fair market value," defined by IRS Revenue Ruling ("RR") 59-60 as "*the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.*"[1] RR 59-60 also states,

[1] Revenue Ruling 59-60, 1959-1, C.B. 237.

"that the hypothetical buyer and seller are assumed to be able, as well as willing, to trade and to be well informed about the property and the market for such property." [2]

For the purposes of this engagement, Oxford Valuation Partners has assumed that fair market value is equivalent to "fair value," which is defined as "*the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.*" [3]

Users of this valuation report should be aware that business valuations are based on asset values and future earnings potential that may or may not materialize. Therefore, the actual results achieved and/or assets values obtained will vary from the forecasts used in this report, and the variations may be material.

In our opinion, based on our study and analysis and the assumptions and limiting conditions as described in this report, and taking into account the Company's fully diluted shares outstanding of as of the Valuation Date, we have concluded that the fair market value of Proactive Life's common shares on a closely held, minority, and non-marketable basis as of the Valuation Date is:

Per common share: $5.06 (FIVE DOLLARS AND SIX CENTS)

This letter and report are to be distributed only in their entirety and are intended and restricted for use by the management of Proactive Life and their representatives ("Management") relative to the aforementioned purpose. This report is not to be copied or made available to any persons without the express written consent of Oxford Valuation Partners.

We appreciate the opportunity to provide valuation services to Proactive Life. Our valuation is subject to the attached Statement of Limiting Conditions. Should you require any further information, please contact us at 212-464-7178.

[2] Ibid.

[3] Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurement* ("ASC 820").

Respectfully submitted,

Oxford Valuation Partners, Inc.
info@oxfordvp.com

May 12, 2021

1 Engagement Overview

1.1 Purpose and Scope of Valuation

Oxford Valuation Partners has been retained by the Company and has prepared this report for the purpose of expressing its opinion as to the fair market value of the Company's common shares on a closely held, minority, and non-marketable basis as of the Valuation Date. This report is intended to present an objective, unbiased opinion of value for the exclusive purpose mentioned previously.

It is a *restricted* valuation appraisal intended only for the purposes indicated herein. A restricted report is limited in scope. Specifically, our report may not be used in any filings with the Securities and Exchange Commission ("SEC"). In the event that the SEC requests a copy of this valuation report, the Company and Oxford Valuation Partners agree that Oxford Valuation Partners will provide a full scope, self-contained valuation report for submission to the SEC. The Company may not require Oxford Valuation Partners to reconcile this restricted report to any final formal report that may be prepared for submission to the SEC.

Neither this letter nor the attached valuation report may be referred to or quoted in any prospectus, loan agreement, or other agreement or document given to third parties without our prior written consent. This report is not designed or intended to be a document suitable for use in selling this business to outside individuals or other entities which may be uninformed about the entity being valued. Because this report is to be used for Management purposes, it may not contain sufficient descriptive information to satisfy an uninformed prospective buyer of the subject Company. It is also not designed to adequately portray all the desirable qualities of the business, which should be addressed in an offering document designed for a potential buyer of the business.

In this appraisal we have considered the Company's equity and capitalization structure, incorporating guidance from Management regarding authorized but unissued equity instruments that are expected to be issued in the **near term**. For this purpose, we have defined "near term" as the sooner of 12 months or the date of an expected future financing as proxies for events that would drive a review of the Company's valuation. [4]

[4] This is in accord with the American Institute of Certified Public Accountants ("AICPA") Practice Aid, "*Valuation of Equity Securities in Complex Capital Structures*" section 6.35, which states that in general, because the OPM considers the evolution of the equity value without allowing for proceeds raised in additional financings, the allocation does not include the dilution impacts of any additional financings, nor the dilution impacts of any options and warrants that

A restricted appraisal report is intended solely for the use of Management of the Company. It should be shared with those of your advisors who have the requisite knowledge to understand the risks, opportunities, and the valuation theories and analyses discussed and applied in this situation, since this report may not be understood properly by other readers without additional information contained in the work files of Oxford Valuation Partners. This report should not be distributed to third parties without the express knowledge and written consent of Oxford Valuation Partners.

1.2 Approach to Valuation

This valuation engagement was conducted in accordance with the AICPA's "*Statement on Standards for Valuation Services No. 1- Valuation of a Business, Business Ownership Interest, or Intangible Assets*" ("SVSS No. 1"), the AICPA's practice aid, *Valuation of Privately-Held Company Equity Securities Issued as Compensation* (the "Practice Aid"), and with Internal Revenue Manual Business Valuation Guidelines. The standards deal with the procedures and reporting requirements to be followed in the preparation of an appraisal, analysis or opinion.

In our determination of value, we have considered certain factors set forth by the Internal Revenue Service in RR 59-60 for the valuation of security interests in closely held businesses. These factors include:

- The nature of the business and the history of the enterprise from its inception;
- The general economic outlook and the condition and outlook of the specific industry in particular;
- The book value of the stock and the financial condition of the business;
- The size of the block of equity interest to be valued; and
- The market price of the stock of corporations engaged in the same or similar line of business, having their stock actively traded in a free and open market, either in an exchange or over the counter.

We studied, analyzed, and interpreted both internal and external factors that could influence the value of Proactive Life. Internal factors included the Company's financial position, results of operations, and Management, as well as the size and marketability of the interest being valued. External factors included, among other things, the status of the industry and the Company's position relative to the industry.

---

may be issued as the company progresses toward a future liquidity event. That is, even if the company has reserved a pool of options that may be issued to new and existing employees as the company progresses toward a successful liquidity event, only outstanding options and options that will be issued in the short term, irrespective of any changes in the company's value, are included in the allocation.

In performing our work, our investigation and analysis included, but was not necessarily limited to, the following steps:

- Interviews with Management concerning the assets, financial and operating history, forecasted future operations of the Company, the outlook for the Company and the industry sector in which it operates, the state of competition in its primary and adjacent markets, and the assumptions underlying any plans or estimates as well as risk factors that could affect future performance;
- Analysis of audited and unaudited historical and forecast financial statements and other financial and operational data concerning the Company;
- Review of corporate documents, including but not limited to, the articles of incorporation or other descriptions of the preferred shareholder rights and capitalization summary of preferred and common shares, options and warrants;
- Independent research concerning the Company, its financial and operating history, the nature of its products and services, and its competitive position in the marketplace;
- Independent research concerning the industry in which the Company operates;
- Research and analysis concerning comparable public companies and transactions involving comparable public and private companies;
- Independent research concerning the relevant economic conditions and outlook for the United States economy;
- Valuation analysis utilizing appropriate methodologies from among the income approach, market approach and asset approach;
- Allocation of value analysis utilizing appropriate methodologies from among the current value method, probability-weighted return method and the option pricing method; and
- Consideration of premiums and/or discounts such as control premiums, minority interest discounts, voting control adjustments, and lack of marketability discounts.

The approaches and methodologies used in our work did not comprise an examination in accordance with generally accepted auditing standards ("GAAS"). The objective of a GAAS examination is to express an opinion regarding the fair presentation of historical or prospective financial statements or other financial information presented in accordance with generally accepted accounting principles ("GAAP"). Since we did not perform an examination in accordance with GAAS, we express no opinion and accept no responsibility for the accuracy and completeness of the financial information or other data provided to us by others. We assume that the financial and other information provided to us is accurate and complete, and we have relied upon this information in performing our valuation.

In conducting this valuation engagement we considered all material information required to reach a reasoned conclusion as to the value of the Company's common stock, given its stage of development and operating context, and in accordance with prevailing national standards of appraisal as set forth by the AICPA and other national bodies.

Our valuation appraisal involved research and analysis concerning guideline public companies ("GPCs") and transactions involving comparable public and private companies to establish comparative benchmarks for valuation purposes. Finally, our process included analysis and estimation of the fair market value of the Company's equity, on a per-share basis, as of the Valuation Date.

Any material events that took place after the Valuation Date and prior to the Report Date, which were reasonably knowable at the time of the Valuation Date, have been taken into consideration in our analysis in accordance with the guidelines established in the Practice Aid.

1.3 Limiting Conditions

We urge readers to study the *Statement of Limiting Conditions* which is included as part of this report. Additionally, numerous assumptions are included throughout this report; therefore, readers should study the entire report in order to obtain an understanding of the value estimate contained herein.

1.4 Summary of Findings

In our opinion, based on our study and analysis and the assumptions and limiting conditions as described in this report, and taking into account the Company's fully diluted shares outstanding of as of the Valuation Date, we have concluded that the fair market value of one share of Proactive Life's common stock on a closely held, minority, and non-marketable basis as of the Valuation Date is:

Per common share: $5.06 (FIVE DOLLARS AND SIX CENTS)

2 Company Overview

2.1 Description of the Business

Proactive Life is a Delaware company founded in 2009 with business headquarters in Delaware and that operates out of New York City. In November 2018, the Company converted into a C-Corp from an LLC.

People are sleeping worse than ever, and poor sleep health is a causal factor for every chronic health disease. Yet there is no technology solution commonly known for helping people with sleep, with the biggest brand recognized companies being large bedding manufacturers. Sleep clinicians are left with archaic tools to help with people's sleep and wearables, apps, and drugs often do more harm than good.

Proactive Life is creating the first Sleep Operating System that connects all the devices in a smart home environment to optimize sound, light, and temperature while you sleep. The Company's goal is to end sleeplessness and give every human being on the planet a more regenerative night of sleep. Sleep Spaces' technology will be FDA approved to measure various sleep disorders and as a treatment for insomnia, sleep apnea, PTSD, and more.

The Company has 2000 paying subscribers at $29.99/year or $4.99/month with contracts with Google and LIFX bulbs. Sleep Space is about to kick off their corporate wellness offering. Sleep Space completed two Phase I SBIRS for $925,000. The Company was just granted a phase II SBIR from the National Institutes of Aging for $2.5 million to create a new and improved type of cognitive behavioral therapy (CBT) that we call big data CBT. The Company has $120,000 booked revenue in 2020 with their SAAS business model validated.

2.1.1 Competitive Advantage and Value Proposition

Sleep Space is the only FDA approved system that cuts across all the noise in the sleep industry – delivering personalized solutions to address users unique sleep challenges. By working with various wearables and hardware devices Sleep Space has multipronged revenue and distribution channels.

The Company already has a product on the market that is generating revenue. They are now in the process of creating the product for clinicians and integrating with more wearable devices. The

funding from the NIH enables Sleep Space to run a clinical trial and get FDA approval for various aspects of their technology.

2.1.2 Capitalization

Proactive Life raised a friends and family round totaling $1.1 million through Simple Agreements for Future Equity ("SAFEs") with a $5 million cap and 15 percent return. Investors include UpVentures Capital, Bascom Ventures, Lightspeed Venture Partners, Bulletproof Media, Quake Capital, and various angel investors. The Company has also secured an additional $1.5 million of grants which are expected to be received in installments through 2023.

In 2021, the Company is seeking a $1.07 million bridge to Series A. In 2021 Proactive Life is focusing on selling their sleep improvement solution as a digital health tool used by doctors, incorporated into healthcare facilities, and as a corporate wellness perk. The Company will activate the thousands of clinical psychologists and coaches who deal with the problem of insomnia. Per Management, the Company is planning to raise additional funding via crowdsourcing.

2.2 Management Team

The Company's management team consists of:

- Daniel Gartenberg – CEO;
- Melissa Mueller – Creative Director;
- Daniel Roberts – Chief Technical Officer; and
- Barry Stamos – Chief Marketing Officer.

2.3 Financial Overview

2.3.1 Balance Sheet

The Company's historical balance sheet information is presented in the table below. All information is based on the financial statements provided by Management.

Historical Balance Sheets - As Reported

Fiscal Year Ended December 31,	2018	2019	2020	As of 2/28/2021
Assets				
Current Assets				
Cash and Equivalents	$ 235,300	$ 141,161	$ 1,414,028	$ 1,334,396
Total Current Assets	**235,300**	**141,161**	**1,414,028**	**1,334,396**
Fixed Assets, Net	**-**	**555,052**	**555,052**	**555,052**
Intangible Assets, Net	**-**	**-**	**-**	**-**
Total Other Long Term Assets	**4,020**	**7,333**	**12,306**	**17,762**
Total Assets	**$ 239,320**	**$ 703,546**	**$ 1,981,386**	**$ 1,907,210**
Liabilities and Shareholders' Equity				
Current Liabilities				
SBA Loan	-	-	$ 106,300	$ 106,300
PPP Loan	-	-	46,930	151,804
Total Current Liabilities	**-**	**-**	**153,230**	**258,104**
Long Term Liabilities				
Safe Investment	468,000	1,013,087	1,108,082	1,108,083
Investment from Grant	-	-	1,367,346	1,167,346
Total Long Term Liabilities	**468,000**	**1,013,087**	**2,475,428**	**2,275,429**
Total Liabilities	**468,000**	**1,013,087**	**2,628,658**	**2,533,533**
Total Shareholders' Equity	**(228,680)**	**(309,541)**	**(647,272)**	**(626,323)**
Total Liabilities and Shareholders' Equity	**$ 239,320**	**$ 703,546**	**$ 1,981,386**	**$ 1,907,210**

2.3.2 Income Statement

The Company's historical income statements are presented in the table below. All information is based on the financial statements provided by Management.

Historical Statement of Operations - As Reported

Fiscal Year Ended December 31,	2018	2019	2020	LTM Ended 2/28/2021
Total Revenues	$ 25,272	$ 280,690	$ 733,982	$ 936,699
Total Cost of Revenues	16,190	-	251,317	260,557
Gross Profit (Loss)	**9,082**	**280,690**	**482,665**	**676,142**
Total Operating Expenses (Excluding D&A)	238,281	511,124	790,401	844,626
EBITDA	**(229,199)**	**(230,434)**	**(307,736)**	**(168,484)**
Depreciation and Amortization	-	43,530	-	-
EBIT	**(229,199)**	**(273,964)**	**(307,736)**	**(168,484)**
Net Interest Income (Expense)	-	-	-	-
Total Other Income (Expense)	-	-	(30,000)	(30,000)
EBT	**(229,199)**	**(273,964)**	**(337,736)**	**(198,484)**
Income Tax Expense (Benefit)	-	-	-	-
Net Income (Loss)	**$ (229,199)**	**$ (273,964)**	**$ (337,736)**	**$ (198,484)**

The Company's revenues include grant funding income totaling $630,000 in 2020 and $200,000 in 2021.

2.4 Capitalization Structure

As of the Valuation Date, the Company's capital structure is comprised of common stock, and options.

Class	Units Outstanding	Issue/Strike Price	% Fully Diluted
Class A Common Stock	95,500		20.2%
Common B Options Issued & Outstanding	178,250	$ 1.27	37.6%
Class B Options To Be Granted	200,000		42.2%
Total Fully-Diluted Stock	**473,750**		**100%**

As previously discussed, and in keeping with AICPA guidelines, the cap table includes unissued options that Management expects to issue in the near term. [5]

[5] As discussed in Section 2.1, "near term" has been defined as the sooner of 12 months or until the date of the Company's next financing.

3 Economic Overview[6]

3.1 Global Overview

COVID-19 caused a global recession whose depth was surpassed only by the two World Wars and the Great Depression over the past century and a half. Although global economic activity is growing again, it is not likely to return to business as usual for the foreseeable future. The pandemic has caused a severe loss of life, is tipping millions into extreme poverty, and is expected to inflict lasting scars that push activity and income well below their pre-pandemic trend for a prolonged period.

The incipient recovery was initially supported by a partial easing of stringent lockdowns. Various restrictive measures have been reintroduced, however, as COVID-19 has continued to spread around the world. Some areas have experienced a sharp resurgence of infections, and daily new cases remain high. That said, there has been substantial progress in the development of effective vaccines, and inoculation has begun in some countries. A more general rollout in advanced economies and major emerging market and developing economies (EMDEs) is expected to proceed early this year. Most other EMDEs, however, face greater constraints in vaccine procurement and distribution. Until vaccines are widely distributed, effective containment strategies to limit the spread of COVID-19 remain critical.

Following the initial rebound in mid-2020, the global economic recovery has slowed. Whereas activity and trade in the goods sector have improved, the services sector remains anemic, with international tourism, in particular, still depressed. The fall in global investment has been pronounced, particularly for EMDEs excluding China. Even though financial conditions remain very loose, reflecting exceptional monetary policy accommodation, underlying financial fragilities are mounting. Most commodity prices rebounded from their mid-2020 lows as strict lockdowns were gradually lifted and demand firmed, especially from China; however, the recovery in oil prices was more modest amid concerns over the pandemic's lasting impact on oil demand.

In all, the global economy is estimated to have contracted 4.3 percent in 2020—a 0.9 percentage point smaller collapse than was expected in June forecasts . In advanced economies, the initial contraction was less severe than anticipated, but the ensuing recovery has been dampened by a substantial resurgence of COVID-19 cases. Meanwhile, output in China is estimated to have

[6] Source: *Global Economic Prospects – Subdued Global Economic Recovery*, World Bank Group, January 2021.

rebounded last year at a faster-than- expected clip, with particular support from infrastructure spending. China's strength was an exception, however, and disruptions from the pandemic in the majority of other EMDEs were more severe than previously envisioned, resulting in deeper recessions and slower recoveries, especially in countries with recent large COVID-19 outbreaks.



A. Evolution of the pandemic
New weekly cases, thousands
Advanced economies
EMDEs
B. Global activity indicators
Index, 100=December 2019
Index, 100=January 3-February 6, 2020
Retail sales
Industrial production
GDP
Mobility (RHS)
C. Investment levels over 2020-22
Index, 100=2019
2020
2021
2022
World
Advanced economies
EMDEs
EMDEs excl. China
D. Global growth
Percent
World
Advanced economies
EMDEs
E. Contributions to global growth forecast revisions
Percentage points
China
EMDEs excl. China
Advanced economies
F. Gaps with pre-pandemic projections by 2022
Percent
AEs
World
LICs
EMDEs
FCS

Prospects for the global economy are uncertain, and several growth outcomes are possible. In the baseline forecast, global GDP is expected to expand 4 percent in 2021, predicated on proper pandemic management and effective vaccination limiting the community spread of COVID-19 in many countries, as well as continued monetary policy accommodation accompanied by diminishing fiscal support. Nonetheless, the level of global GDP in 2021 is forecast to be 5.3 percent below pre-pandemic projections—or about $4.7 trillion. After this year's pickup, global growth is envisioned to moderate in 2022 to 3.8 percent—still above its potential pace, but weighed down by lasting damage from COVID-19. By 2022, global GDP is still expected to be 4.4 percent below pre-pandemic projections— with the gap in EMDEs nearly twice as large as in advanced economies—as output remains dampened by lingering risk aversion on the demand side and the effects of diminished physical and human capital accumulation on labor productivity.

Advanced economies are projected to recover, with growth reaching 3.3 percent and 3.5 percent in 2021 and 2022, respectively, on the back of pandemic containment aided by widespread vaccination and sustained monetary policy accommodation, which is expected to more than offset the partial unwinding of fiscal support. Although aggregate EMDE growth is envisioned to firm to 5 percent in 2021 and to moderate to 4.2 percent in 2022, the improvement largely reflects China's expected rebound. Absent China, the recovery across EMDEs is anticipated to be far more muted, averaging 3.5 percent in 2021-22, as the pandemic's lingering effects continue to

weigh on consumption and investment. Despite the recovery, aggregate EMDE output in 2022 is expected to remain 6 percent below its pre-pandemic projection.

The pandemic has caused per capita incomes to fall in more than 90 percent of EMDEs, tipping millions back into poverty. For more than a quarter of EMDEs, the pandemic is expected to erase at least 10 years of per capita income gains— and, in about two-thirds of EMDEs, per capita incomes are projected to be lower in 2022 than they were in 2019. After more than two decades of steady global poverty reduction, the crisis is projected to push poverty rates back up to levels last seen in 2017. The pandemic has also impeded future prospects for poverty reduction by adversely affecting longer-term productivity growth—the deterioration in confidence has dampened investment, and the loss in learning-adjusted school years and prolonged spells of unemployment have eroded earlier gains in human capital.

In low-income countries (LICs), activity in 2020 shrank 0.9 percent—the first aggregate contraction in a generation. Growth is forecast to resume at a moderate pace in 2021-22, averaging 4.3 percent. Nonetheless, output in LICs is expected to remain 5.2 percent below its pre- pandemic projections by 2022. The pandemic has hit fragile and conflict-affected LICs particularly hard, and their recovery is set to be even more sluggish, in part because the large-scale rollout of vaccines among these economies is expected to lag that of advanced economies and major EMDEs.

The materialization of a number of downside risks could derail the projected global economic recovery, however. The pandemic could accelerate, and delays in vaccine procurement and distribution could limit the scope for achieving durable containment. Even if the pandemic is brought under control, its effect on potential growth could be longer lasting than expected. Debt has surged above already-high levels and, although banking systems are generally well capitalized, a wave of bankruptcies could erode bank buffers, putting some countries at increased risk of financial crisis . In contrast, stronger-than-expected growth outcomes could result from improved pandemic management, aided by the rapid rollout of highly effective vaccines, which could trigger a sharp rise in consumer confidence and unleash pent-up demand.

In light of these risks, there are various possible scenarios for the ultimate path for global growth. In particular, in a downside scenario, new cases of COVID-19 would remain persistently higher than in the baseline in many parts of the world, and the vaccine rollout process would be slowed by logistical impediments and general reluctance to be immunized. Activity and financial conditions would deteriorate as a result. In these circumstances, global growth would be much more subdued, only recovering to 1.6 percent in 2021 and 2.5 percent in 2022. In a more severe downside scenario including widespread financial stress, global growth could even be negative in 2021.

This exceptional level of uncertainty around the near-term outlook also highlights the role of policy makers in raising the likelihood of better outcomes while warding off worse ones. Effective containment measures are key to avoid disruptive flare-ups of new cases. As such, the top near-term policy priority will continue to be pandemic control, such as sustaining compliance with social distancing and masking guidelines; increasing testing capacity; and, eventually, overcoming challenges in procuring and distributing vaccines, particularly in LICs. Timely and equitable access to vaccines across the world will necessitate global cooperation. Only once the pandemic is contained in all countries will each country be safe from a resurgence.



A. Reversals of EMDE per capita income gains in 2020, by number of years
Percent of countries
≥10 years
5-9 years
1-4 years
EMDEs excl. LICs
LICs
B. Possible scenarios of global growth
Percent
2020
2021
2022
World
Advanced economies
EMDEs
C. Estimated impact of the pandemic on global potential growth
Percent
Pre-COVID
COVID
2000-09
2010-19
2020-29
D. Global fiscal impulses
Percentage-point change
Percent
Fiscal impulse
Share of economies consolidating (RHS)
2008-09
2010-11
2020
2021
Global financial crisis
COVID-19
E. Government debt
Percent of GDP
World
Advanced economies
EMDEs
F. Cumulative response of long-term growth forecasts after institutional-reform advances and setbacks
Percentage points
t+3
t+5
Reform advances
Setbacks

Even once the pandemic has subsided, the global economic landscape is unlikely to return to its previous state. The pandemic will leave lasting scars on productivity, including through its effect on the accumulation of physical and human capital, which will exacerbate the downward trend in potential growth. Accordingly, beyond the necessary steps to nurture the recovery and protect vulnerable populations in the near term, decisive policy action will be essential to address the far-reaching damage from COVID-19 and ultimately mitigate its compounding effects on the ongoing structural decline in long-term growth.

The prospect of a protracted period of low inflation and interest rates has important implications for both monetary and fiscal policy. In advanced economies, where the room for additional monetary policy support is limited, central bank frameworks are being reassessed, while fiscal policy is playing a more prominent role in macroeconomic stabilization. Over the longer run, the pandemic has highlighted the urgent need for reforms in advanced economies that harness the productivity benefits of sectoral reallocation and bolster the adoption of automation and digital technologies, along with the strengthening of social safety nets to facilitate this process.

3.2 Major Economies

In advanced economies, precautionary social distancing and stringent lockdowns in response to surging COVID-19 cases triggered an unprecedented collapse in the demand and supply of services in mid-2020. Robust retail sales powered a rebound in the third quarter of last year, but the recovery stalled following a resurgence of COVID-19 infections. Rapidly diminished momentum points to a slow and challenging recovery ahead, as was the case following the global financial crisis. Subdued demand and heightened economic uncertainty, combined with disruptions to schooling and employment, are weighing heavily on labor productivity.


A. Ratio of decline in select GDP sub-components relative to decline in GDP
Ratio, >1=larger decline
Global financial crisis
COVID-19
Private consumption
Consumption of services
Investment
Imports of services
B. Demand and supply sentiments extracted from earning calls
Z-score
Demand
Supply
19Q4
20Q1
20Q2
20Q3
20Q4
C. Retail sales relative to pre-pandemic trend in advanced economies
Percent
United States
Japan
Euro area
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
D. Advanced-economy GDP
Index, 100=2008Q4/2019Q4
Global financial crisis
COVID-19 recession
Baseline
t-3
t
t+4
t+8
t+12

Following a 5.4 percent contraction in aggregate advanced economy GDP last year—with output declines in virtually all economies—activity is forecast to expand 3.3 percent this year, in tandem with improved management of the pandemic and ongoing vaccination. Growth is then expected to edge further up to 3.5 percent in 2022, supported by widespread inoculation. Despite this recovery, the level of output by the end of the forecast horizon will remain 3.2 percent below pre-pandemic projections. This outlook is predicated on continued monetary and fiscal support.

3.2.1 United States

The fall in U.S. activity in the first half of 2020 was nearly three times as large as the peak decline during the global financial crisis, underscoring the depth of the recession. For 2020, U.S. output is estimated to have fallen by 3.6 percent. Although the pandemic's economic impact was not as severe as envisioned in previous projections, last year's contraction was more than one percentage point larger than that of 2009. Substantial fiscal support to household incomes— far exceeding similar measures delivered during the global financial crisis—contributed to a robust initial rebound in the third quarter of 2020, which was subsequently cut short by a broad resurgence of the pandemic.



A. GDP decline in historical comparison
Percent
0
-3
-6
-9
-12
Early 1980s
1973 oil crisis
1957 recession
GFC
COVID-19
B. Personal consumption expenditures and disposable income
Percent
25
15
5
-5
-15
-25
Personal consumption expenditures
Real personal income without transfers
Real disposable personal income
Global financial cirisis
COVID-19 recession
C. Selected indicators of economic activity
Percent
9
0
-9
-18
-27
-36
Industrial production
NFP
Exports
Durable goods
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
D. Long-term unemployment
Index, 100=t-1
400
350
300
250
200
150
100
50
Global financial crisis
COVID-19
t-1
t
t+1
t+2
t+3
t+4
t+5
t+6
t+7
t+8

Growth is forecast to recover to 3.5 percent in 2021—0.5 percentage point lower than previously projected, held down in the early part of the year by subdued demand amid renewed restrictions and a broad-based resurgence of COVID-19. Activity is expected to strengthen in the second half of this year and firm further next year, as improved COVID-19 management—aided by ongoing vaccination—allows for an easing of pandemic-control measures. Despite a 3.3 percent expansion in 2022, output is projected to remain 2.1 percent below pre-pandemic trends in that year, weighed down by labor market hysteresis and the scarring of potential output. The potential for additional fiscal support and improved pandemic management during the forecast horizon could result in stronger-than- expected growth outcomes.

3.2.2 Euro Area

Following the historic pandemic-induced collapse, an emerging rebound in economic activity in the third quarter of last year was cut short by a sharp resurgence of COVID-19, which prompted many member countries to reimpose stringent lockdown measures . Several services sectors vital to the area's economy— tourism in particular—remain depressed and are unlikely to recover until effective management of the pandemic improves confidence in the safety of face-to-face. Despite a worsening pandemic, manufacturing has continued to recover, supported by strengthening foreign demand. Against the backdrop of a historic recession, the policy response has been far-reaching and sustained. National fiscal support packages were bolstered by grants from the European Union to the hardest-hit member countries, which are expected to support activity starting in 2021.



A. Euro area GDP decline in historical comparison
Percent
0
-4
-8
-12
-16
Euro debt crisis
GFC
COVID-19
B. Selected indicators of economic activity in the euro area
Percent
12
0
-12
-24
-36
Retail trade
IP
Exports
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20

In all, following a sharp contraction of 7.4 percent in 2020, growth is forecast to rebound to 3.6 percent in 2021, underpinned by improved COVID-19 management, an initial vaccine roll- out, and rising external demand, particularly from China. Growth is projected to strengthen further to 4 percent in 2022 as widespread vaccination contributes to firming consumption and investment—still above potential growth, but leaving output 3.8 percent below pre-pandemic trends.

3.3 Outlook

Global activity is estimated to have contracted 4.3 percent in 2020 as a result of COVID-19, making it the fourth most severe global recession of the past 150 years, exceeded only by the first World War, the Great Depression, and the Second World War. Given the unprecedented nature of the pandemic, prospects for the global economy are uncertain, and several growth outcomes are possible. In the baseline forecast, global growth is expected at 4 percent in 2021, and is projected to moderate further in 2022, to 3.8 percent. Even by 2022, global GDP is forecast to be 4.4 percent below pre-pandemic projections, with the gap in EMDEs nearly twice as large as in advanced economies, highlighting the massive economic costs inflicted by COVID-19. Risks to this outlook are tilted to the downside, with the probability of markedly worse-than- expected outcomes being nearly five times higher than the historical average.

The collapse in global activity in 2020 is estimated to have been slightly less severe than previously expected, mainly due to shallower contractions in major advanced economies and a more solid recovery in China. Economic disruptions in many other EMDEs were worse than expected, however, resulting in a predominance of downgrades, including for large economies such as Argentina, India, Mexico, and Thailand. Forecasts for activity in 2021 have also been revised down in the majority of both advanced economies and EMDEs, resulting in a downgrade to global growth.


A. Gaps with pre-pandemic projections
Percent
World
Advanced economies
EMDEs
0
-2
-4
-6
-8
2020
2021
2022
B. Probability of global growth being 1 percentage point below current baseline
Percent probability
Current
Historical average
50
40
30
20
10
0
2021
2022
C. Share of countries with forecast revisions
Percent of countries
Downgraded
Unchanged
Upgraded
100
75
50
25
0
2020
2021
2020
2021
2020
2021
World
Advanced economies
EMDEs
D. Possible scenarios of global growth
Percent
2020
2021
2022
8
4
0
-4
-8
World
Advanced economies
EMDEs

The baseline outlook assumes that pandemic- control measures are able to reduce the daily number of infections in the first half of 2021. Moreover, the deployment of effective vaccines, which has begun in some countries, is envisioned to gather pace in early 2021 in advanced

economies and major EMDEs, with widespread vaccination achieved by late 2021. The process for other EMDEs and for LICs is expected to take place with a lag of two to four quarters, respectively, partly reflecting distribution impediments. Vaccine deployment is assumed to bolster a recovery in consumer and business confidence and buttress financial market sentiment. As a result, consumption is expected to continue to strengthen and investment to recover. Macroeconomic policy is assumed to remain accommodative during the forecast horizon, with continued support from monetary policy and deficits remaining wide despite some fiscal tightening.

The recovery expected in the baseline forecast could be derailed by the materialization of a number of risks. The spread of the virus could accelerate if pandemic-control measures fail or if there are delays in the deployment of vaccines. This would interrupt the already-slow recovery and deepen the damage to the global economy. It would also exacerbate existing strains—prolonged economic weakness could trigger a wave of bankruptcies; banking balance sheets could be further impaired; governments might be unable to continue providing support; and, in some circumstances, temporary bouts of unemployment and business shutdowns could become permanent.

4 Industry Overview[7]

Proactive Life competes in the Health tracking and improvement software for smart phone devices industry with a focus as a developer of a technology to measure and improve the sleep of human beings. An analysis of the space provides an understanding of Proactive Life relative to its competitors.

The global digital health market size was valued at $96.5 billion in 2020 and is expected to grow at a compound annual growth rate ("CAGR") of 15.1 percent from 2021 to 2028. Increasing cases of obesity, high prevalence of chronic diseases, such as diabetes, Cardiovascular Disorders (CVDs), growing need for remote patient monitoring services, and increasing patient engagement & connectivity owing to high adoption of digital health technology are the major factors promoting the market growth. According to research data published in NCBI in 2018, 95.0 percent of the U.S. adult population possessed a mobile phone, with 64.0 percent of them owning smartphones. As per the report published by the GSM Association, Mobile Economy 2018, the number of people connected to mobile services surpassed 5 billion in 2017 and the number of unique mobile subscribers is anticipated to reach 5.9 billion by 2025.


The U.S. digital health market size, by technology, 2016 - 2028 (USD Billion)
18.79
22.42
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Tele-healthcare
mHealth
Healthcare Analytics
Digital Health Systems
Source: www.grandviewresearch.com

In addition, a growing trend of preventive healthcare coupled with rising funding for various mHealth startups is further propelling the market growth. A rise in the number of patients suffering from conditions requiring Long-term Care (LTC) including Alzheimer's disease, cancer,

[7] Source: Grandviewresearch.com, "Digital Health Market Size, Share & Trends Report", February 2021

diabetes, and CVDs is also driving the market growth. Chronic or long-term conditions are a major economic burden on hospitals and clinics, which, in turn, is expected to drive the demand for tele-healthcare services for remote monitoring and physician consultation of LTC patients. According to the Pharmaceutical Services Negotiating Committee, in 2018, over 26 million people in England had at least one long-term condition. According to the data published by NHS England, in 2018, long-term conditions accounted for 64 percent of all hospital outpatient appointments, 50 percent of all General Practitioner (GP) appointments, and 70 percent of inpatient bed days. Moreover, the growing demand for specialty health consulting, especially in remote areas, is boosting the adoption of digital health. The adoption of various software, such as Electronic Health Records (EHRs)/Electronic Medical Records (EMRs), has significantly increased owing to the assistance provided to healthcare systems.

The application scope of the software is rapidly increasing in medical devices, clinical decision support, health IT systems, mHealth apps, fitness trackers, telehealth systems, and wearable devices, which, in turn, is propelling the market growth. The current Covid-19 pandemic has significantly increased the demand for digital health among consumers as well as physicians and practitioners and is offering numerous opportunities, considering social distancing, as the only existing solution to minimize exposure. According to the study conducted by SSCG Media Group, in March 2020, 53 percent of the healthcare practitioners were using telemedicine owing to the restrictions imposed on account of the pandemic.

The rising adoption of telehealth services during the pandemic is increasing the safety of both healthcare providers and patients, as it eliminates in-person appointments and further increases the provider capacity. According to the guidelines published by the CDC in July 2020, it recommended the implementation of telehealth services for high-quality patient care, as well as for prevention and control of infections during the pandemic. All these factors contributed to the digital health market growth.

Furthermore, rising investments, mergers & acquisitions, joint ventures, product launches, partnerships, collaborations, and government initiatives are driving the market growth. In February 2018, Allscripts acquired Practice Fusion. The acquisition helped the company expand its customer base to about 30,000 ambulatory practices that currently use Practice Fusion’s cloud-based EHR system. This also helped the company in expanding and developing its big data & analytics capabilities.

5 Valuation Theory and Considerations

5.1 Determining Stockholders' Equity Value

In developing a valuation conclusion, appraisers should analyze the relevant information necessary to accomplish the assignment, including:

- The nature of the business and the history of the enterprise from its inception;
- The economic outlook in general and the condition and outlook of the specific industry in particular;
- The book value of the stock or interest and the financial condition of the business;
- The earning capacity of the company;
- The dividend-paying capacity of the company;
- The size of the block of stock to be valued;
- The market price of stocks or interests of corporations or entities engaged in the same or a similar line of business having their stocks or interests actively traded in a free and open market, either on an exchange or over the counter; and
- Other relevant information.

The appraisal of any asset or collection of assets can be broadly classified into one of three generally accepted approaches – the income, market, and asset-based approaches. The IRS has noted that *"[p]rofessional judgment should be used to select the approach(es) ultimately used and the method(s) within such approach(es) that best indicate the value of the business interest."* [8] The IRS has further laid out the following principles that should be followed in developing a valuation conclusion:

1) Historical financial statements should be analyzed and, if necessary, adjusted to reflect the appropriate asset value, income, cash flows and/or benefit stream, as applicable, to be consistent with the valuation methodologies selected by the valuator.
2) The valuation professional should select the appropriate benefit stream, such as pre-tax or after-tax income and/or cash flows, and select appropriate discount rates, capitalization rates or multiples consistent with the benefit stream selected within the relevant valuation methodology.
3) The valuation professional will determine an appropriate discount and/or capitalization rate after taking into consideration all relevant factors such as:
    - The nature of the business;
    - The risk involved;

[8] Internal Revenue Manuals 4.48.4, *Business Valuation Guidelines*.

- The stability or irregularity of earnings; and
- Other relevant factors.

4) As appropriate for the assignment, and if not considered in the process of determining and weighting the indications of value provided by other procedures, the valuation professional should separately consider the following factors in reaching a final conclusion of value:
    - Marketability, or lack thereof, considering the nature of the business, business ownership interest or security, the effect of relevant contractual and legal restrictions, and the condition of the markets;
    - Ability of the appraised interest to control the operation, sale, or liquidation of the relevant business;
    - Other levels of value considerations, such as the impact of strategic or synergistic contributions to value; and
    - Such other factors which, in the opinion of the valuator, are appropriate for consideration.

As is apparent from the guidelines noted above, the analyses involved in conducting a business valuation engagement offer significant discretion to the judgment of the appraiser in defining the appropriate methodologies to be employed in deriving indications of value. The following is an excerpt from section 6.2 of the American Society of Appraisers ("ASA") Principles of Appraisal Practice:

> *The procedure and method for determining the particular value in question is a matter for the appraiser himself to determine – he cannot be held responsible for the result unless he has a free hand in selecting the process by which that result is to be obtained. However, good appraisal practice requires that the method selected be adequate for the purpose, embrace consideration of all the factors that have a bearing on the value, and be presented in a clear and logical manner.*

The AICPA has developed the following guidelines on the same matter:

> *There are no "rules of thumb" or universal formulas that can reliably be used to determine the value of an enterprise…Each valuation is unique, and a final determination of value based on an assessment of different values obtained under the various methods requires the exercise of judgment. That judgment should include consideration of factors such as the relative applicability of the methods used given the nature of the industry and current market conditions; the quality, reliability, and verifiability of the data used in each methodology; the comparability of public enterprise or transaction data used in the analyses*

to the subject enterprise; and any additional considerations unique to the subject enterprise.[9]

In order to arrive at our estimates of value, we considered the three generally accepted approaches to valuation – the income approach, the market approach, and the asset-based approach. The appraiser considers, but is not required to use, all three approaches.

5.1.1 The Market Approach

The market approach is based on the premise that an informed buyer would not pay more for an asset than the cost of an identical or similar asset. This approach references actual transactions in the equity of the enterprise being valued or transactions in similar enterprises that are traded on the public markets. In using transactions from similar enterprises, there are three primary methods. The first, often referred to as the Guideline Transactions Method, involves determining valuation multiples from sales of enterprises with similar financial and operating characteristics and applying those multiples to the subject enterprise. The second, often referred to as the Guideline Public Company Method, involves identifying and selecting publicly traded enterprises with financial and operating characteristics similar to the enterprise being valued. Once publicly traded enterprises are identified, valuation multiples can be derived, adjusted for comparability, and then applied to the subject enterprise to estimate the value of its equity or invested capital.

The AICPA has noted that a significant limitation of the market approach is that "true" comparables are unlikely to exist, particularly in valuing privately held enterprises.[10] Another limitation arises if the enterprise being valued has no earnings or has immaterial revenue, as forecasts of financial statement amounts may then be highly speculative. A third method under the rubric of the market approach is the Guideline Venture Funding, or Backsolve, Method. This method uses information from the most recent round of venture capital/private equity financing to approximate an equity value for the company.

5.1.2 The Income Approach

The income approach is based on the premise that the value of a security or asset is the present value of the future earning capacity that is available for distribution to investors in the security or asset. To use the income approach, an analysis of a company's revenues, expenses, capital

---

[9] AICPA, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation*, Chapter 5, paragraph 45.
[10] Ibid. at Chapter 6, paragraph 53.

expenditures, non-cash expenditures, and capital structure is made. The revenue analysis can include consideration of such things as units sold or production levels, average selling price, market dynamics, competitive pressures, price elasticity of demand, regulatory changes or technological changes. Once these factors have been analyzed, revenues are then either projected for a discrete forecast period, typically five fiscal years, or normalized to represent future years. In the same way, expenses are either projected over a period of future years or normalized. The resulting forecasted or normalized income is then capitalized or discounted at an appropriate rate to determine the present value of the business.

Income method valuation methodologies include discounted cash flow and capitalized cash flow analyses. In the discounted cash flow method, future cash flows are discounted to their present value using an appropriate discount rate or required rate of return. Cash flows are forecasted for a discrete number of years and then projected to grow at a constant rate into perpetuity. The capitalized cash flow method uses forecasted cash flow for the next period, which is capitalized (divided by) an appropriate rate, which assumes a constant growth rate beginning after the next period. This discount rate should consider the time value of money, inflation, and the risk inherent in ownership of the asset or security interest being valued. The income approach may be highly speculative in cases where the enterprise being valued has not yet reached profitability.

5.1.3 The Asset- or Cost-Based Approach

The general principle behind the asset-based approach is that the value of an enterprise is equivalent to the value of its individual assets net of its liabilities. A prudent investor would pay no more for an asset than the amount for which he or she could replace the asset new. One variant of the cost approach is the Invested Capital method. In this approach, the amount of invested capital raised by the company to date is used as a proxy for enterprise value. It represents an indication of the capital employed by the company to develop its product and intellectual property and represents a base indication of value.

Overall, the cost approach may be an appropriate valuation methodology in cases where the company is at an early stage in its development, where there is high uncertainty in the nature of future positive cash flow streams and/or where the company is in distress with a reasonable likelihood of liquidation in the near term.

5.2 Equity Value Allocation

There are a variety of acceptable valuation methods for the allocation of value between preferred and common stock as explained in the "Practice Aid. These valuation methodologies allocate value to shares of preferred and common stock based on their relative economic and control rights. The Practice Aid emphasizes that no single methodology is superior in all respects and in all circumstances over the others. Each method has merits and challenges, and there are tradeoffs in selecting one method over the others. The level of complexity differs from one method to another. In the text that follows, we have described the various acceptable methodologies for allocation of value as well as our considerations in the selection of an appropriate methodology.

5.2.1 The Current Value Method ("CVM")

The current value method of allocation is based on first determining enterprise value using one or more of the three valuation approaches (market, income, or asset-based), then allocating that value to the various series of preferred stock based on their liquidation preferences or conversion values, whichever would be greater. This methodology is underpinned by the assumption that, at the valuation date, each preferred shareholder will exercise his or her conversion rights in an optimal manner to extract the greatest benefit to such preferred shareholder.

5.2.2 The Option Pricing Method ("OPM")

The option pricing method treats common stock and preferred stock as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred stock. Under this method, the common stock has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the shareholders. The common stock is modeled as a call option that gives its owner the right but not the obligation to buy the underlying enterprise value at a predetermined or exercise price. In the model, the exercise price is based on a comparison with the enterprise value rather than, as in the case of a "regular" call option, a comparison with a per-share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The option pricing method has commonly used the Black-Scholes model to price the call option. The option pricing method may be complex to implement and is sensitive to certain key assumptions, such as the volatility assumption, that are not readily subject to contemporaneous or subsequent validation.

5.2.3 The Probability-Weighted Expected Return Method ("PWERM")

Under a probability-weighted expected return method, the value of the common stock is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. Share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class. Although the future outcomes considered in any given valuation model will vary based upon the enterprise's facts and circumstances, common future outcomes modeled might include an initial public offering ("IPO"), merger or sale, dissolution, or continued operation as a viable private enterprise.

5.3 Premiums and Discounts

The same share of stock may have a different value depending on the elements of control, size and marketability inherent in the interest being valued. The valuation methodologies we have considered yield value indications at different levels of value. A controlling interest in a company, which typically implies in excess of 50 percent voting control, possesses the ability to implement changes in corporate structure and policies. Conversely, a non-controlling (minority) interest does not possess such ability. The most common premiums and discounts are discussed below.

5.3.1 Control Premium

A controlling interest is worth more because it provides the holder of the controlling interest with the ability to determine how the subject business is governed, when it might be sold, the level and frequency of dividends, and other matters that influence value and liquidity. A control premium must be applied when determining certain comparative guideline public company stock value multiples under the Market Approach.

5.3.2 Minority Interest Discount

The mathematical inverse of a control premium is a minority interest discount. Consequently, the selection of an appropriate control premium effectively determines the minority interest discount and vice-versa. The holder of a minority, non-controlling interest is unable to unilaterally influence corporate governance and corporate structure and policies, many of which directly impact value, making the minority interest worth less than a controlling interest on a per share basis.

5.3.3 Voting Control

Often different classes of stock have different voting rights ranging from no rights to a multiple of representation, for example, one share equals four shares worth of votes. If two classes of stock are entitled to the same economic benefit but one class does not have voting rights that class typically trades at a discounted value. This scenario of a class of stock with no voting rights is typical in public companies where the founder wants to maintain control of the company. It is also important to note that the rights of the common stock are not as powerful as the rights of the preferred stock and the preferred stock owns a majority of the company and controls the board of directors.

5.3.4 Lack-of-Marketability Discounts

If the shares of the comparative guideline public companies can be readily sold in an active market, they are worth more than illiquid shares. Typically, the stock of a privately held company is illiquid, i.e., it is not easy to accomplish a sale of stock in the subject company. The magnitude of the appropriate lack-of-marketability discount varies depending on the number of shares outstanding, the number of shareholders, the size of the subject block of stock, governance provisions that affect the inherent elements of control, the performance of the company, the volatility of the subject stock value, dividend policy, and other factors. The lack-of marketability discount must be factored in because the multiples on the comparable companies assume a readily liquid market to sell shares of stock.

6 Valuation Analysis

6.1 Approaches Considered and Applied

In performing the valuation analyses and arriving at an estimate of fair market value for the Company's equity, we considered all three valuation approaches outlined previously. After reasonable consideration of the options, we proceeded with an analysis based on the Market Approach (Guideline Public Company and Guideline Transactions) to develop an estimate of value.

The Income Approach was not utilized in our analysis. Given that the Company has not yet begun to produce positive net income from operations it was judged that this approach would be entirely speculative at this stage of the Company's development. We did not pursue the asset approach as the Company is a viable going concern and not currently in distress.

6.2 Market Approach Analysis

6.2.1 Application of the Guideline Public Company Method

A fundamental method for estimating the value of the stock of a closely held business is an analysis of prices paid by investors in the private, or, most often due to the availability of information, the public markets for the stock of other companies in the same or similar lines of business. One methodology within the market approach is the guideline company method, which uses comparable companies to the subject business whose stock is publicly traded. We found stock activity of publicly traded companies that were deemed broadly comparable to Proactive Life and applied this methodology.

The theory behind the guideline public company method to the market approach of valuation is that prices of publicly traded stocks in the same or similar industry provide objective evidence as to the values at which investors are willing to buy and sell interests in companies in that industry. In applying the guideline public company method, we compute a value multiple for each guideline public company. The appropriate multiple is then determined and adjusted for the unique aspects of the company being valued. This multiple is then applied to the company being valued to arrive at an estimate of value for the appropriate ownership interest.

6.2.1.1 Guideline Public Company Search Strategy

In selecting potentially comparable companies, we relied on a benchmark search using Standard & Poor's Capital IQ Database ("Capital IQ") for companies that are peer companies to Proactive Life. The following steps were taken:

- Search criteria inputted into Capital IQ, including identification of the appropriate industry classifications codes;
- Performance of quantitative screens;
- Performance of qualitative screens; and
- Assessment of potential adjustments to the selected comparables.

Public companies were selected based on the following criteria, which was fine-tuned based on the availability of data. The following describes the strategy:

- **Industry Classification (Primary)**: Healthcare Technology
- **Geographic Location (Primary)**: The United States and Canada
- **Company Type**: Public Company

In order to achieve the most comparable set, qualitative screens were applied, which were fine-tuned based on the information available. These screens included a review of the companies' business descriptions provided by Capital IQ and the companies' websites. Based on the search strategy as outlined above, a total of eight public comparables were chosen.

6.2.1.2 Derivation of Valuation Multiple

For our analysis, we computed the ratios for the guideline companies' estimated calendar year ("CY") 2021 revenues to their Business Enterprise Value ("BEV") of the Valuation Date.[11] The BEV/CY2021 Revenues multiples derived from this analysis was **2.9**. The selected comparables and their respective multiples can be found in the appendices.

6.2.1.3 Equity Value Indication

After applying the multiples derived through our analyses, we subtract the interest-bearing debt and add back cash to derive the Company's equity value. In consideration of the Company's grant funding driving 2021 revenues, we have excluded the expected $600,000 of income to reflect

[11] For the guideline public companies, BEV is the sum of the market capitalization as of the Valuation Date and total debt, less cash and equivalents.

a more precise comparison to the guideline public companies. In addition, we have added the expected grants at their present value as they are guaranteed future influxes of cash. [12]

Guideline Public Company Analysis Conclusion

		CY2021 Revenue
Amount	$	81,000
Selected Multiple		2.9
Derived Enterprise Value (Minority)	**$**	**235,157**
Less: Debt		(1,366,187)
Add: Cash		1,334,396
Add: Present Value of Future Grants		1,494,752
Minority Equity Value	**$**	**1,698,118**

The final equity value derived for Proactive Life using the guideline public company method is **$1.7 million**.

6.2.2 Application of the Guideline Transaction Method

Another methodology under the market approach to valuation is the merger and acquisition method, also known as the guideline transaction method, which uses a statistical analysis of all relevant data relating to the sale and acquisition of businesses similar to the subject company, comparing market values of similar company transactions. In this particular instance, we were able to find several transactions for businesses in the same industry.

When valuing the stock of closely held companies, the values of merger and acquisition transactions can be considered as relevant factor that can provide guidance on the value of the subject company; these companies are called guideline transactions. To be truly similar to the subject company, a guideline transaction should be engaged in the same or a similar line of business, and its size, capital structure, and trend of sales and earnings should be similar.

6.2.2.1 Guideline Transaction Search Strategy

We searched for information on mergers and acquisitions of companies comparable to Proactive Life using Capital IQ. The following describes the strategy:

- **Industry Classification (Primary)**: Healthcare Technology
- **Geographic Location (Primary)**: The United States and Canada

[12] The grants were discounted using the three-year yield on US Treasury bonds as of the Valuation Date.

- **Transaction Type**: Mergers/Acquisitions
- **All Transactions Closed Date**: 1/1/2019 – 2/28/2021.

Using the search strategy as outlined above, we were able to find 14 transactions. For our analysis, we computed the ratios for the target companies' LTM revenues to the enterprise value implied by the transaction. The Implied Enterprise Value/Revenues multiple derived from this analysis were **4.2**. The selected transactions and their respective multiples are provided in the appendices.

6.2.2.2 Equity Value Indication

After applying the multiples derived through our analyses, we subtract the interest-bearing debt and add back cash and the present value of the future grants to derive the Company's equity value. However, the transactions on which the values are based all include a change of control while we are valuing the Company on a non-control basis. Therefore, we must discount the equity values derived for their inherent control premium. Based on the analysis as presented in the appendices, we have calculated a minority interest discount of **25 percent**.

Guideline Transaction Analysis Conclusion

		CY2021 Revenue
Amount	$	81,000
Selected Multiple		4.2
Derived Enterprise Value (Control)	**$**	**339,188**
Less: Debt		(1,366,187)
Add: Cash		1,334,396
Add: Present Value of Future Grants		1,494,752
Derived Equity Value (Control)	**$**	**1,802,149**
Less: Minority Interest Discount (25%)		450,537
Minority Equity Value	**$**	**1,351,612**

The final equity value derived for Proactive Life using the guideline transaction method is **$1.4 million**.

6.3 Selection of Methodology and Weighting

Following our analyses under the market approach, it was concluded that both provided a reasonable estimate of value for the Company as of the Valuation Date. After examination of the analyses applied, we attributed 50 percent weight to each of the two analyses.

Equity Value Conclusion

Determination Method	Indicative Equity Value (EV)	Weights
Market Approach (Guideline Public Company)	$ 1,698,118	50%
Market Approach (Guideline Transactions)	$ 1,351,612	50%
Weighted EV	**$ 1,524,865**	**100%**

Based on the analyses as presented herein, we have derived an equity value of **$1.5 million** for Proactive Life.

6.4 Allocation of Equity

Given the Indicative Equity Value noted above, we then utilized the Black Scholes Option Pricing Model to calculate the value of the Company's outstanding options. In addition to the 178,250 options already issued and outstanding, the Company is expecting to grant 200,000 options with an exercise price as determined from this analysis (in this case this exercise price value is $5.06), which we have included in our analysis.

Option Value

Date of Value:	**2/28/2021**
Option Type:	**Call**
Company Share Price (S)	$5.06
Exercise Price (E) [1]	$3.27
Time (t) [2]	5.0
Risk-free rate (r) [3]	0.8%
Dividend rate (d) [4]	-----
Volatility (s) [5]	0.1%
Indicated Value of Call Option	**$1.90**

[1] Weighted average exercise price of outstanding options

[2] Presumed time to a liqudiation event (in years)

[3] US Treasury Bond yield for corresponding period

[4] Expected dividend yield based on discussions with Management

[5] Based on peer companies' volatility

Using the Black Scholes model, we determined the value of the Company's options to be $1.90 per option. With a total of 378,250 options, the Company's options have a value of $720,135. As shown in the capitalization table, the Company has 95,500 shares of common stock outstanding (not including the options); we calculated the per share value of the common stock as shown below.

Per Share Value of Common Stock		
Indicative Equity Value	$	1,524,865
Less Value of Options Derived From Black Scholes Calculation		(720,135)
	$	**804,730**
Fully Diluted Common Shares Outstanding (Not Including Options)		95,500
Per Share Value of Common Stock	**$**	**8.43**

6.5 Discount for Lack of Marketability

In the economic valuation literature, there is significant discussion regarding whether stocks that are not marketable should have a discounted price as contrasted with the same completely marketable stock. A liquidity discount, also often referred to as a "marketability discount", "discount for lack of marketability (DLOM)", or "illiquidity discount", is the difference in price which an investor will pay for a liquid asset compared to a comparable illiquid asset. The notion of liquidity is crucial for practitioners and investors who value assets that do not have readily available market quotations.

Because the common shares being valued represent interests in a closely held entity, adjustments must be made to the preliminary fair market value estimate arrived at on a freely traded basis. The uncertain economic environment further reduces the appetite of investors for illiquid, hard-to-value securities such as the Company's common shares. Based on our research and analysis, and in consideration of the results of the Protected Put methodology in conjunction with the Black Scholes formula, we ultimately applied a DLOM of **40 percent**. Further details regarding this analysis can be found in the appendices.

6.6 Final Value

After performing the valuation analyses as presented herein, we have determined a per-share fair market value of **$5.06** for Proactive Life's common shares.

Final Share Value		
Preliminary Indicative Per Share Equity Value	**$**	**8.43**
Discount for Lack of Marketability		40.0%
Final Per Share Value of Common Stock (Rounded)	**$**	**5.06**

7 Summary and Results

Based on the preceding analysis, the estimated fair market value of Proactive Life's common shares on a closely held, minority, and non-marketable per-share basis is:

Per common share: $5.06 (FIVE DOLLARS AND SIX CENTS)

Based upon the representations of Management and the valuation analyses performed and described herein, it is our opinion that ***the estimated fair market value of Proactive Life's common stock, on a minority non-marketable basis, as of the Valuation Date, is reasonably estimated in the amount of*** $5.06 (FIVE DOLLARS AND SIX CENTS) *per share.*

During the course of our valuation analyses, we were provided with financial and operational data regarding the Company. Without independent verification, we have relied upon these data as accurately reflecting the results of the operations and financial position of the Company. We have reviewed for reasonableness these data, in light of the industry and economic data discussed in this report and the results of our interviews of Management, and we have no reason to believe the data are unreasonable. However, as valuation consultants, we have not audited these data and express no opinion or other form of assurance regarding their accuracy or fairness of presentation.

We are unrelated to the Company and have no current or expected interest in the Company or its assets. The results of our analyses were in no way influenced by the fee paid for our services. A Statement of Limiting Conditions under which this assignment was performed is included as an attachment, incorporated herein by reference, to this report.

Statement of Limiting Conditions

1. We have no reason to believe, and no facts have come to our attention to cause us to believe, that the information set forth in this Report is not correct.

2. In the course of this engagement, Oxford Valuation Partners has been provided with written information, oral information and data in electronic form related to the Company's financial and operating performance, its capital structure and other matters relevant to the valuation analysis. Oxford Valuation Partners has relied upon the accuracy of the financial statements provided by the Company with no independent verification of its accuracy or completeness.

3. The information furnished by others, including Company management, is presumed to be reliable and no responsibility is assumed for its accuracy or completeness. Oxford Valuation Partners issues no warranty or other form of assurance regarding the accuracy of information furnished by others.

4. We have not performed an examination or compilation of the Company's financial forecasts in accordance with standards established by the American Institute of Certified Public Accountants (AICPA). Consequently, we do not express an opinion or any other form of assurance on the reasonableness of the forecast data or their underlying assumptions or if any of the forecasts are presented in conformity with AICPA presentation guidelines.

5. Certain financial data used in our analysis has relied upon management's adjustments to the financial statements, which are assumed to be in accordance with generally acceptable accounting principles. We have not independently verified the accuracy or completeness of the data provided and do not express an opinion or offer any form of assurance regarding its accuracy or completeness.

6. Oxford Valuation Partners assumes no hidden or unapparent conditions regarding the subject assets, properties or business interests. We did not consider the impact of any liens or encumbrances except as specifically stated and did not conduct any physical inspection of any properties or assets of the Company. For the purposes of the valuation analysis we have assumed that there is full compliance with all federal, state and local laws and that all required licenses or consents have been or can be obtained from the requisite regulatory authority.

7. This Report has been prepared solely for the person or persons to whom it is addressed and solely for the purpose stated; this Report may not be used for any other purpose, and no party other than the Company may rely on it for any purpose whatsoever. Except as set forth in this Report, neither this Report nor any portions hereof may be copied or disseminated through advertising, public relations, news, sales, Securities and Exchange Commission disclosure documents or any other media without the express written consent of Oxford Valuation Partners. Possession of this report does not carry with it the right of publication.

8. In accordance with US Treasury rules, the advice contained herein was not intended or written to be used, and cannot be used, by any person for the purpose of avoiding penalties that may be imposed by the Internal Revenue Code or applicable state or local tax laws.

9. The opinions of value contained herein are not intended to represent the value of the subject assets at any time other than the Valuation Date that is stated in this Report. Changes in market conditions that take place after the Valuation Date could result in opinions of value that are materially different from those offered and Oxford Valuation Partners assumes no responsibility for such changes, except as otherwise stated in this Report. We offer no opinion as to whether the Company would actually be sold for the amount offered as its fair market value.

10. Our fees for this service are not contingent upon the valuation opinion expressed herein, and neither Oxford Valuation Partners nor any of its staff have a present or intended financial interest in the Company.

11. Oxford Valuation Partners is not required to provide additional work or services, or to give testimony or be in attendance in court with reference to the assets, properties or business interest in question or to update any report, analysis or conclusion unless arrangements acceptable to Oxford Valuation Partners have been separately agreed with the Company. Oxford Valuation Partners reserves the right to make adjustments to the analysis, opinion and conclusions presented in this Report as we deem necessary in consideration of additional or more reliable data that may become available.

Certification

The undersigned hereby certifies that the members of our engagement team have no direct or indirect financial interest in the property that is the subject of this assignment, nor do they have any direct or indirect personal interest with respect to the property or parties involved in the assignment. Neither our employment nor our compensation in connection with the report is any way contingent upon the recommendations reached or value estimated, and this report sets forth all of the assumptions and limiting conditions affecting the analysis. This report is intended to have been prepared in accordance with the guidelines recommended by AICPA's Statement on Standards for Valuations No. 1 and AICPA's practice aid, *Valuation of Privately-Held Company Equity Securities Issued as Compensation* (the "Practice Aid"). It also adheres to the requirements of the Principles of Appraisal Practice and Code of Ethics of the Business Valuation Standards of the American Society of Appraisers, and the Uniform Standards of Professional Appraisal Practice as set forth by the Appraisal Standards Board of the Appraisal Foundation. To the best of our knowledge and belief, all statements of fact contained in this report are true and correct.

____

Sanjay Gandhi
President
Oxford Valuation Partners, Inc.
sgandhi@oxfordvp.com

May 12, 2021

APPENDICES

APPENDIX A: GUIDELINE COMPANIES – BUSINESS DESCRIPTIONS

Castlight Health, Inc. provides health navigation solutions for employers and health plan customers in education, manufacturing, retail, government, and technology industries in the United States. It provides Care Guidance Navigator that enables users to make better care decisions and navigate the employer-sponsored healthcare benefit programs; Wellbeing Navigator, which helps to drive engagement across an employer's benefits program; Complete Health Navigator that combines the Wellbeing Navigator and Care Guidance Navigator packages for unified user experience; and Castlight Care Guides, a high-touch navigation service. The company also offers white-labeled health navigation solutions and embedded platform technology services. In addition, it provides implementation and marketplace services. The company was formerly known as Ventana Health Services and changed its name to Castlight Health, Inc. in April 2010. Castlight Health, Inc. was incorporated in 2008 and is headquartered in San Francisco, California.

Everspin Technologies, Inc. manufactures and sells magnetoresistive random access memory (MRAM) products in the United States, Hong Kong, Japan, China, Germany, and internationally. It offers Toggle MRAM, spin-transfer torque MRAM, and tunnel magneto resistance sensor products, as well as foundry services for embedded MRAM. The company provides its products for applications, including data center, industrial, medical, automotive, aerospace, and transportation markets. It serves original equipment manufacturers and original design manufacturers through a direct sales channel and a network of representatives and distributors. Everspin Technologies, Inc. was incorporated in 2008 and is headquartered in Chandler, Arizona.

Evolent Health, Inc., through its subsidiary, Evolent Health LLC, provides health care delivery and payment solutions in the United States. The company operates through two segments, Services and True Health. The Services segment provides value-based care services that include Identifi, a proprietary technology system that aggregates and analyzes data, manages care workflows and engages patients; population health performance that delivers patient-centric cost effective care; and delivery network alignments. This segment also offers specialty care management solutions that support a range of specialty care delivery stakeholders during their transition from fee-for-service to value-based care, independent of their stage of maturation, and specific market dynamics; and comprehensive health plan administrative services that helps providers assemble the complete infrastructure required to operate, manage, and capitalize on a variety of financial and administrative management services. The True Health segment operates a commercial health plan for small and large businesses in New Mexico. Evolent Health, Inc. was founded in 2011 and is headquartered in Arlington, Virginia.

NantHealth, Inc., together with its subsidiaries, operates as a healthcare IT company in the United States and internationally. It offers Eviti, a software-as-a-service (SaaS) based clinical decision support solution that centralizes clinical content and treatment cost data from Medicare reimbursements and treatment toxicity data; Eviti Connect, which utilizes the platform to offer pre-authorization automation that helps payers and providers navigate the complexities of cancer care; and Eviti Advisor product that allows physicians to access the Eviti platform's comprehensive library of evidence-based treatment standards and protocols to inform treatment decisions. The company also provides NaviNet, a suite of SaaS-based solution enabling payers and providers to streamline communication and consolidate information; NaviNet Open, a payer-provider collaboration platform for communication between health plans and providers; NaviNet AllPayer that provides eligibility, benefit, and claim status information to provider offices for commercial and government plans and CMS for Medicare beneficiaries through the NaviNet portal; and OpenNMS is an open-source network monitoring solution for enterprise-grade networks. In addition, it offers GPS Cancer, a comprehensive molecular profile that integrates whole genome/exome (DNA) sequencing of tumor and normal germline samples and whole transcriptome (RNA) sequencing; Omics Core, an in-vitro diagnostic built on a custom-targeted whole exome sequencing platform; and Quadris, a data solution that includes multi-data analysis, reporting, and professional service. The company was formerly known as Nant Health, LLC and changed its name to NantHealth, Inc. in June 2016. The company was incorporated in 2010 and is headquartered in Culver City, California. NantHealth, Inc. is as a subsidiary of NantWorks, LLC.

NextGen Healthcare, Inc. provides ambulatory-focused healthcare software and services solutions in the United States. The company offers NextGen Enterprise electronic health record (EHR), which stores and maintains clinical patient information; and a workflow module, prescription management, automatic document and letter generation, patient education, referral tracking, interfaces to billing and lab systems, physician alerts and reminders, and reporting and data analysis tools. Its products also comprise NextGen Enterprise PM, a practice management (PM) solution; NextGen Office, a cloud-based EHR and PM solution; NextGen Mobile; and NextGen Electronic Healthcare Transactions. In addition, it provides population health solutions, such as NextGen Population Health Analytics, NextGen Population Health Patient Care Management, and NextGen Population Health Performance Management; and patient engagement solutions comprising NextGen Patient Portal, NextGen Self Scheduling, NextGen Patient Pay, and NextGen Virtual Visits solutions. Further, the company offers NextGen Connect Integration Engine, NextGen Health Data Hub, and NextGen Share interoperability solutions; managed services, including NextGen Managed Cloud and NextGen Revenue Cycle Management Services; professional services; and client service and support. It serves managed service organizations, independent physician associations, accountable care organizations,

ambulatory care centers, and community health centers through a sales force and reseller channel. The company was formerly known as Quality Systems, Inc. and changed its name to NextGen Healthcare, Inc. in September 2018. NextGen Healthcare, Inc. was founded in 1974 and is headquartered in Irvine, California.

Streamline Health Solutions, Inc. provides health information technology solutions and associated services for hospitals and health systems in the United States and Canada. It provides computer software-based solutions and auditing services, which captures, aggregates, and translates structured and unstructured data to deliver predictive insights. The company also offers coding and clinical documentation improvement (CDI) solutions, which includes integrated cloud-based software suite, CDI, and abstracting and physician query; and eValuator, a cloud-based pre-bill coding analysis platform. In addition, it provides financial management solutions, including accounts receivable management, denials management, claims processing, spend management, and audit management; patient care solutions; and custom integration services for CDI/abstracting, training, and audit services. The company sells its solutions and services through direct sales force and reseller partnerships. Streamline Health Solutions, Inc. was incorporated in 1989 and is based in Alpharetta, Georgia.

Tabula Rasa HealthCare, Inc. operates as a healthcare technology company in the United States. The company operates through two segments, CareVention HealthCare and MedWise HealthCare. It offers EireneRx, a cloud-based medication decision-support and e-prescribing platform to access patient medication-related information; and MedWise software that provides medication decision support components for clients seeking to manage their medication risk and improve medication outcomes, and patient relationships by enhancing their existing programs or systems. The company also provides RxCompanion, a cloud-based MTM software platform designed to aid in the identification and resolution of medication and other health related problems; TruChart, a web-based electronic health record for Programs of All-Inclusive Care for the Elderly (PACE) organizations; PACElogic, which delivers real-time sharable workflows comprising EHR, customer relationship management, claims adjudication, electronic data interchange, care management, coordination and planning, integration with community-based providers, and various federal and state required reporting. In addition, the company offers DoseMeRx, a decision support software; PrescribeWellness, a patient engagement center platform; and clinical pharmacist collaboration, prescription fulfillment and reminder packaging, and pharmacy cost management services, as well as health plan management services, including risk adjustment and third party administrator services. As of December 31, 2020, it served approximately 130 healthcare organizations; and 280 health plans and approximately 14,000 retail pharmacies. The company provides cloud-based software applications to assist prescribers and

pharmacists. Tabula Rasa HealthCare, Inc. was founded in 2009 and is headquartered in Moorestown, New Jersey.

Vocera Communications, Inc. provides secure, integrated, and intelligent communication and workflow solutions that empowers mobile workers in healthcare, hospitality, retail, energy, education, and other mission-critical mobile work environments in the United States and internationally. The company's communication solution integrates with other clinical systems, including electronic health records, nurse call systems, and patient monitoring, as well as to provide critical data, alerts, alarms, and clinical context that enable workflow. It also offers Vocera Communication and Workflow System, a software platform, which connects communication devices, such as hands-free, wearable, and voice-controlled Smartbadge and badges, as well as third-party mobile devices; and Vocera Care Experience, a hosted software suite that coordinates and streamlines provider-to-patient and provider-to-provider communication and clinical rounding to enhance quality of care, patient and staff experience, reduce care provider's risk, and improve reimbursements, as well as Vocera Ease, a cloud-based communication platform and mobile application to enhance the patient experience by enabling friends and family members to receive timely updates about the progress of their loved one in the hospital. In addition, the company provides professional, software maintenance, and technical support services; and classroom training, distance learning, or customized courseware for systems administrators, IT and industry-specific professionals, and end-user educators. As of December 31, 2020, the company provided its solutions to approximately 1,900 healthcare facilities, including large hospital systems, small and medium-sized local hospitals, clinics, surgery centers, and aged-care facilities. It sells its products through direct sales force, resellers, and distributors. The company was incorporated in 2000 and is headquartered in San Jose, California.

APPENDIX B: GUIDELINE COMPANIES – FINANCIAL DATA

Selected Comparable Companies

Ticker	Company Name	Market Cap	BEV	CY2021 Revenue	BEV / CY2021 Revenue	Volatility (OPM)
NYSE:CSLT	Castlight Health, Inc.	$ 268.0	$ 233.4	$ 132.9	1.8	62.7%
NasdaqGM:MRAM	Everspin Technologies, Inc.	107.9	103.7	45.6	2.3	144.6%
NYSE:EVH	Evolent Health, Inc.	1,734.8	1,754.0	884.7	2.0	57.7%
NasdaqGS:NH	NantHealth, Inc.	425.2	625.4	79.0	7.9	102.7%
NasdaqGS:NXGN	NextGen Healthcare, Inc.	1,252.9	1,234.1	570.5	2.2	43.1%
NasdaqCM:STRM	Streamline Health Solutions, Inc.	83.8	84.1	13.2	6.4	60.5%
NasdaqGM:TRHC	Tabula Rasa HealthCare, Inc.	944.6	1,212.0	343.2	3.5	61.7%
NYSE:VCRA	Vocera Communications, Inc.	1,406.7	1,501.9	221.6	6.8	37.9%
				Minimum	**1.8**	**37.9%**
				25th Percentile	**2.1**	**54.0%**
				Median	**2.9**	**61.1%**
				75th Percentile	**6.5**	**72.7%**
				Maximum	**7.9**	**144.6%**
				Average	**4.1**	**71.4%**

All figures in USD millions, except percentages and multiples (Source: Capital IQ)

APPENDIX C: VOLATILITY

Proactive Live, Inc d/b/a SleepSpace
As of February 28, 2021
Asset and Equity Volatility Analysis: Black-Scholes Option Pricing Model Framework

Asset Volatility Summary

Input Assumptions

(a)	Risk free rate	0.8%
(b)	Expiration (Expected Liquidity Event Date)	2/28/2026
(b)	Expiration (Expected Liquidity Period)	5
(c)	Subject company equity value	$0.2
(d)	Subject company face value of debt	$1.4
(d)	Subject company dividend yield	0.0%

Inputs								Intermediate Calculations				Output				
Company Name	**Market Cap**	**Book Value of Debt**	**Book MVIC**	**Equity Volatility**	**Dividend Yield**	**Expiration (in years)**	**Risk Free Rate**	**d1 =**	**N(d1) =**	**d2 =**	**N(d2) =**	**Call Option Value**	**Implied Debt Value**	**Equity Implied Asset Value**	**Book Implied Asset Volatility (e)**	**Equity Implied Asset Volatility (e)**
Castlight Health, Inc.	$ 268.0	$ 14.6	$ 282.6	65.7%	0.0%	5.0	0.8%	2.7761	0.9972	1.3079	0.9045	$ 269.1	$ 13.5	$ 281.5	62.4%	62.7%
Everspin Technologies, Inc.	107.9	10.4	118.3	147.2%	0.0%	5.0	0.8%	2.3957	0.9917	-0.8954	0.1853	115.5	2.8	110.7	135.4%	144.6%
Evolent Health, Inc.	1,734.8	359.8	2,094.5	65.7%	0.0%	5.0	0.8%	1.9594	0.9750	0.4912	0.6884	1,803.6	291.0	2,025.7	55.8%	57.7%
NantHealth, Inc.	425.2	223.0	648.2	114.6%	0.0%	5.0	0.8%	1.7121	0.9566	-0.8498	0.1977	577.6	70.6	495.9	78.6%	102.7%
NextGen Healthcare, Inc.	1,252.9	70.7	1,323.6	45.5%	0.0%	5.0	0.8%	3.4275	0.9997	2.4110	0.9920	1,255.7	67.9	1,320.9	43.0%	43.1%
Streamline Health Solutions, Inc.	83.8	2.7	86.5	62.3%	0.0%	5.0	0.8%	3.2066	0.9993	1.8134	0.9651	83.9	2.6	86.4	60.4%	60.5%
Tabula Rasa HealthCare, Inc.	944.6	290.7	1,235.4	71.9%	0.0%	5.0	0.8%	1.7270	0.9579	0.1185	0.5472	1,030.2	205.2	1,149.8	57.4%	61.7%
Vocera Communications, Inc.	1,406.7	130.2	1,536.9	41.3%	0.0%	5.0	0.8%	3.1761	0.9993	2.2531	0.9879	1,411.8	125.1	1,531.7	37.8%	37.9%
			Minimum	**41.3%**											**37.8%**	**37.9%**
			25th Percentile	**58.1%**											**52.6%**	**54.0%**
			Median	**65.7%**											**58.9%**	**61.1%**
			75th Percentile	**82.6%**											**66.5%**	**72.7%**
			Maximum	**147.2%**											**135.4%**	**144.6%**
			Average	**76.8%**											**66.4%**	**71.4%**
															Selected Volatility	**61.1%**

Subject Company	**Equity Value**	**Face Value of Debt**	**Book MVIC**	**Equity Implied Asset Volatility**	**Dividend Yield**	**Expiration (in years)**	**Risk Free Rate**	**d1 =**	**N(d1) =**	**d2 =**	**N(d2) =**	**Call Option Value**	**Implied Debt Value**	**Equity Implied Asset Value**	**Book Implied Asset Volatility (e)**	**Levered Equity Implied Volatility**
Proactive Live, Inc d/b/a SleepSpace	$ 0.2	$ 1.4	$ 1.6	61.1%	0.0%	5.0	0.8%	0.8184	0.7934	-0.5475	0.2920	$ 0.9	$ 0.7	$ 0.9	10.6%	207.3%

Notes:
(a) Source: Capital IQ.
(b) Based on presumed time to liquidation as provided by Management
(c) Based on valuation analyses
(d) Based on company-provided data
(e) The formulas for book implied asset volatility, equity implied asset volatility, and levered equity implied volatility are as follows:
(1) Book Implied Asset Volatility = (Equity Volatility x Equity Value) / [Book MVIC x N(d1)],
(2) Equity Implied Asset Volatility = (Equity Volatility x Equity Value) / [Equity Implied Asset Value x N(d1)], and
(3) Levered Equity Implied Volatility = (Equity Implied Asset Volatility x N(d1) x Subject Company Asset Volatility) / Equity Volatility.
Note: Equity Implied Asset Value = Market Capitalization + Implied Debt Value, where the Implied Debt Value = Book MVIC - Call Option Value.

APPENDIX D: GUIDELINE TRANSACTIONS

Gudeline Transactions

Target	All Transactions Closed Date	Total Transaction Value	Implied BEV	LTM Revenue	BEV / LTM Revenue
Geneva Healthcare, LLC	3/1/2019	$ 77.9	$ 77.9	$ 6.0	13.0
Prescribe Wellness, LLC	3/5/2019	150.0	150.0	29.0	5.2
Voalte, Inc.	4/1/2019	204.6	195.0	40.0	4.9
KAI Innovations Inc.	7/1/2019	13.1	14.0	2.6	5.4
OmniComm Systems, Inc.	9/18/2019	77.5	76.4	25.2	3.0
RMDY Health, Inc.	10/4/2019	46.0	46.0	2.4	19.4
Oculys Health Informatics Inc.	11/21/2019	3.0	3.2	1.6	2.0
Enterprise Content Management business (	2/24/2020	16.0	16.0	6.7	2.4
Indivica Inc.	6/1/2020	4.5	4.6	1.3	3.5
PSGH, LLC / BW Apothecary Holdings, LI	10/1/2020	225.0	225.0	35.0	6.4
Benchmark Systems, Inc.	10/23/2020	4.4	5.0	4.9	1.0
Medical Confidence Inc.	1/15/2021	5.1	4.4	1.5	2.9
DoctorCare Inc.	11/1/2020	27.0	13.4	2.6	5.1
mdBriefCase Inc.	1/29/2021	19.5	20.5	8.1	2.5
All figures in USD millions, except percentages and multiples (Source: Capital IQ)				**Minimum**	**1.0**
				25th Percentile	**2.6**
				Median	**4.2**
				75th Percentile	**5.4**
				Maximum	**19.4**
				Average	**5.5**

APPENDIX E: DISCOUNT FOR LACK OF CONTROL

A discount for lack of control is a reduction in the control value of the subject to reflect the fact that a non-control owner cannot control the daily activities or policy decisions of an enterprise. Such activities and policy decisions can include the ability to: appoint management; determine management compensation and perquisites; set policy and change the course of business; acquire or liquidate assets; select people with whom to do business and award contracts; make acquisitions; liquidate, dissolve, sell out or recapitalize the company; register the company's stock for a public offering; declare and pay dividends; change the articles of incorporation or bylaws; and/or block any of these actions.

Additionally, except as state statute may otherwise apply, non-control shareholders do not have access to the underlying asset values since they cannot force liquidation. Given the foregoing, the owner of a controlling interest in an enterprise enjoys very valuable rights that an owner who is not in a controlling position cannot participate.

Regarding the discount for lack of control, H. Calvin Coolidge, in the July 1980 Illinois Bar Journal, wrote:

"The holder of a minority interest can at best elect only a minority of the directors and, for corporations charted in states which do not permit cumulative voting, he may not be able to elect even one director. Lacking control of the board of directors, he cannot compel payment of dividends which must be declared equally and which would give him his pro rata share of earnings. Lacking control of the board of directors, he cannot compel his election as an officer or his employment by the corporation, which the holders of the controlling interest can do, often with the resultant no voice in corporate affairs and is at the mercy of the holders of the controlling interest who have no reason to pay anything but a token dividend, if any, and no reason to buy out the minority holder except at a nominal price.

A willing buyer contemplating purchase from a willing seller of a minority interest, being under no compulsion to buy (which would exclude a buyer already owning some shares whose new purchase would cover control), would suffer the same disadvantages of lack of control. The buyer is asked to make an investment with no assurances as to the certainty of current yield or as to when, or the amount at which, he may be able to liquidate his investment. Regardless, therefore, of the value of 100 percent of the corporation, the buyer will not purchase a minority interest except at a discount from its proportionate share of the value of 100 percent of the corporation."

In theory, the size of the discount is directly related to the level of control in the fundamental business decisions between a controlling interest and a minority interest. It would be a weak and

subjective argument to assign a discount rate based solely on a valuer's judgment of any particular situation, the valuer not being privy to shareholder and/or board discussions as to the relative amount of control between the controlling interest and the minority interest.

Empirical Evidence

Several empirical studies have been undertaken to attempt to isolate control issues from other issues to measure the value of control and, hence, the lesser value of lack of control.

The market evidence available to assist in quantifying control premiums and/or minority discounts generally compares control acquisition prices with pre-acquisition minority interest transaction prices. The theory behind a control premium study is to measure the premium over minority interest transaction prices at which a controlling interest in the same company was transacted. The value of such a study is to minimize other factors affecting price by comparing public market trading prices before an announcement of merger or acquisition to the merger/acquisition price. The percentage of the acquisition price over the prior minority trading price is commonly called the control premium. Conversely, the percentage below the acquisition price at which the minority stock had been trading is commonly called the minority discount.

For the purpose of evaluating the amount of discount appropriate for a lack of control interest in the subject company we reviewed four extensive studies on control premiums/minority discount, both of which are summarized below. The first is found in the *Mergerstat Control Premium Studies,* published Business Valuation Resources, and the second in Houlihan, Lokey, Howard & Zukin's *Control Premium Study*. Finally, we considered discounts to net asset value of closed end mutual funds.

Mergerstat Review describes its database as follows:

"The Mergerstat Review Research Department tracks publicly announced formal transfers of ownership of at least 10 percent of a company's equity where the purchase price is at least $1 million, and where at least one of the parties is a U.S. entity. These transactions are recorded as they are announced, not as they are completed. Open market stock purchases are not recorded. For sellers in our database with competing bids, only the highest offer is included in our calculations. Canceled transactions are deducted from total announcements for that period. Unless otherwise noted, all merger and acquisition statistics contained in this publication reflect completed or pending transactions as of the end of the applicable period."

The millions of daily share transactions on the public stock exchanges are minority transactions since each small block of the shares traded lack control. But each year, a controlling interest in hundreds of these public companies is purchased. In most cases, the price paid to acquire control

represents a premium over the market price at which the stock had traded as a minority interest. A control premium of 33% translates to a 25% discount for lack of control. A 15% control premium translates to a 13% discount for lack of control. Therefore, minority discounts can be calculated by using the following formula:

1 – (1 / (1 + control premium))

The table on the following page presents the average and median premiums offered over market price for transactions collected from this research (as published in *Mergerstat Review)*. The right-most column represents the calculated lack of control discount value.

Mergerstat Premium Data			
Minority (Lack of Control) Discounts Implied by Control Premiums			
Year	**Average Premium Offered**	**Median Premium Offered**	**Implied DLOC (Median)**
1987	38.3%	30.8%	24.0%
1988	41.9%	30.9%	24.0%
1989	41.0%	29.0%	23.0%
1990	42.0%	32.0%	24.0%
1991	35.1%	29.4%	23.0%
1992	41.0%	34.7%	26.0%
1993	38.7%	33.0%	25.0%
1994	41.9%	35.0%	26.0%
1995	44.7%	29.2%	23.0%
1996	36.6%	27.3%	21.0%
1997	35.7%	27.5%	22.0%
1998	40.7%	30.1%	23.0%
1999	43.3%	34.6%	26.0%
2000	49.2%	41.1%	29.0%
2001	57.2%	40.5%	29.0%
2002	59.7%	34.4%	26.0%
2003	62.3%	31.6%	24.0%
2004	30.7%	23.4%	19.0%
2005	34.5%	24.1%	19.0%
2006	31.5%	23.1%	19.0%
2007	31.5%	24.7%	20.0%
2008	44.3%	34.4%	26.0%
2009	62.3%	47.7%	32.0%
2010	49.2%	37.6%	27.0%
2011	48.4%	38.1%	28.0%
2012	46.7%	39.3%	28.0%
2013	41.1%	33.3%	25.0%
2014	42.0%	30.7%	23.0%
2015	39.8%	30.5%	23.0%
2016	46.6%	36.4%	27.0%
2017	33.0%	25.0%	20.0%

Houlihan, Lokey, Howard & Zukin's *Control Premium Study* provides a similar type of analysis but attempts to overcome any potential data distortions attributable to stock price run-ups resulting from speculative anticipation of a possible transaction by showing minority stock prices one day, one week, one month and two months before the announcement date. Further, the *Control Premium Study* reviews only cash tender transactions, which reduce the size of the data pool somewhat, but provide us with a "cash equivalent" price to help determine the fair market value of the appraisal subject by making the comparative premiums/discounts more applicable to the definition of value assumed herein.

The *Control Premium Study* evidences discounts somewhat higher than the *Mergerstat* studies, with premiums ranging over the past several years from 5 to 10 percentage points over *Mergerstat*, which translates to minority discounts of 25 to 35 percent.

Qualitative Analysis

Finally, we reviewed the ownership characteristics of the subject interest, as well as the ownership structure, shareholders agreement, and state statutes relating to ownership control relevant to the subject interest as available. In this instance, the shareholders agreement does not limit this interest beyond its percentage interest influence. We note, however, that there are is one other owner that has a controlling interest. We then considered the relative degree of control the subject interest has relative to a control interest, based upon the prerogatives of control previously defined.

Control Characteristic	Control Interest	Non-Control Interest	Effect on Discount
Appoint management	Yes	No	Increase
Determine management compensation and perquisites	Yes	No	Increase
Set policy and change the course of business	Yes	No	Increase
Acquire or liquidate assets	Yes	No	Increase
Select people with home to do business and award contracts	Yes	No	Increase
Make acquisitions	Yes	No	Increase
Liquidate, dissolve, sell out, or recapitalize the company	Yes	No	Increase
Sell or acquire treasury shares	Yes	No	Increase
Register the company's stock for a public offering	Yes	No	Increase
Declare and pay dividends	Yes	No	Increase

The empirical evidence provides strong support for non-control interest discounts, but within a wide range, from a low of 19 percent to a high of 40 percent. While the qualitative analysis cannot provide a statistical tool from which we can pinpoint an exact discount within the range, we

believe that the lack of control evident to a minority interest in the prerogative analysis argues for a discount at the higher end of the range.

We considered the construct of the Company as compared the non-control interests of similar entities traded in the secondary markets and believe they provide a strong indicator as to an appropriate discount for the lack of control prerogatives. For example, the Mergerstat Control Premium Studies provide an implied lack of control discount with a central tendency of approximately 20 percent.

Typical public company stock sales are transactions involving minority interests. On occasion, a controlling block of shares in a public company is acquired; the acquirer usually has to offer a premium to induce a large number of shareholders to sell their shares of company stock. Using Capital IQ, we searched for control premiums in Proactive Life's industry.

The results of our search are provided below. Each of these transactions has its own individual control premium, defined as the difference between the price offered per share and the share price one month prior to the announcement of the transaction.

Control Premium

Target	All Transactions Closed Date	Total Transaction Value	Control Premium
Exactech, Inc.	2/14/2018	770.1	57.3%
Ergoresearch Ltd.	2/23/2018	17.5	20.0%
Entellus Medical, Inc.	2/28/2018	715.4	48.6%
Almost Family, Inc.	3/29/2018	1,036.0	29.1%
Cogentix Medical, Inc.	4/20/2018	238.1	40.0%
Connecture, Inc.	4/25/2018	113.2	106.5%
Kindred Healthcare, Inc. (nka:Kindred Healthcare, LLC)	7/2/2018	4,400.2	18.4%
Abaxis, Inc.	7/31/2018	1,994.6	12.5%
Cotiviti Holdings, Inc.	8/27/2018	5,118.6	30.2%
Invuity, Inc.	10/22/2018	224.3	105.6%
K2M Group Holdings, Inc.	11/9/2018	1,406.2	35.0%
LifePoint Health, Inc. (nka:Legacy LifePoint Health, LLC)	11/16/2018	5,741.9	25.4%
Aetna Inc.	11/28/2018	69,511.2	17.5%
Express Scripts Holding Company (nka:Evernorth Health, Inc.)	12/20/2018	70,981.0	26.5%
Birner Dental Management Services, Inc. (nka:Rocky Mountain Dent	1/14/2019	38.7	100.8%
NxStage Medical, Inc.	2/21/2019	2,076.1	19.7%
Civitas Solutions, Inc.	3/8/2019	1,384.3	22.6%
CAS Medical Systems, Inc.	4/18/2019	108.2	19.5%
OmniComm Systems, Inc.	9/18/2019	77.5	49.3%
TSO3 Inc.	10/1/2019	49.2	16.2%
Corindus Vascular Robotics, Inc.	10/29/2019	1,117.3	37.6%
Avedro, Inc.	11/21/2019	591.3	43.1%
HemaCare Corporation	1/3/2020	379.7	28.5%
WellCare Health Plans, Inc.	1/23/2020	15,620.6	10.6%
TearLab Corporation	7/9/2020	$ 39.4	191.5%
Apteryx Imaging Inc.	8/12/2020	30.3	160.0%
Livongo Health, Inc.	10/30/2020	19,093.6	95.7%
American Renal Associates Holdings, Inc.	1/25/2021	1,391.7	72.2%
BioTelemetry, Inc.	2/9/2021	2,889.6	51.9%
HMS Holdings Corp.	4/1/2021	3,728.8	21.8%
Source: Capital IQ		**Minimum**	**10.6%**
		25th Percentile	**20.4%**
		Median	**32.6%**
		75th Percentile	**56.0%**
		Maximum	**191.5%**
		Average	**50.4%**

Based on the empirical evidence as well as our quantitative analysis, we have relied on a discount for lack of control of **25 percent (rounded)**.

APPENDIX F: DISCOUNT FOR LACK OF MARKETABILITY

Marketability is defined in the International Glossary of Business Valuation Terms as "the ability to quickly convert property to cash at minimal cost."[13] Some texts go on to add "with a high degree of certainty of realizing the anticipated amount of proceeds".[14] DLOM is "an amount or percentage deducted from the value of an ownership interest to reflect the relative absence of marketability."[15]

Given two identical business interests, a higher price will be paid by investors in the market for the business interest that can be converted to cash most rapidly, without risk of loss in value. An example is publicly traded stock on the New York Stock Exchange, where the owner can order the sale and the proceeds are deposited in a bank account in three days.

In the alternative, a lesser price is expected for the business interest that cannot be quickly sold and converted to cash. A primary concern driving this price reduction is that, over the uncertain time frame required to complete the sale, the final sale price becomes less certain and with it a decline in value is quite possible. Accordingly, a prudent buyer would want a discount for acquiring such an interest to protect against value loss in a future sale scenario.

Naturally, assets which are difficult to sell are worth less than those that can rapidly and cheaply be converted into cash at a reasonable price. Thus, the absence of liquidity lowers the value of the asset by the amount of the liquidity discount. Across most asset classes, investors are willing to pay a premium for assets that are more liquid.

To derive the discount for lack of marketability in this case, we applied the two most preferred methodologies for emerging growth companies, the **Protective Put Approach** and **Asian Put Approach.** In the Protective Put Approach (Chaffee Model) the cost of a put option calculated 'at the money' acts as an estimate for the discount for lack of marketability. In the Asian Put Approach (Finnerty Model) the marketability discount could be approximated by the value of an "average-strike" (aka "Asian") put option. The value of the put option in both the cases has been calculated using the Black-Scholes option-pricing model.

---

[13] *International Glossary of Business Valuation Terms*, as adopted in 2001 by American Institute of Certified Public Accountants, American Society of Appraisers, Canadian Institute of Chartered Business Valuators, National Association of Certified Valuation Analysts, and The Institute of Business Appraisers.

[14] Shannon P. Pratt, Alina V. Niculita, *Valuing a Business, The Analysis and Appraisal of Closely Held Businesses*, 5th ed (New York: McGraw Hill, 2008), p.39.

[15] *International Glossary.*

In the Protective Put Approach, a put option provides a buyer the right but not the obligation to sell the investment held by him at the strike price of the put option. By purchasing a put option, the buyer ensures the liquidity of his investment as he now has the right to sell the investment at the strike price of the put option. This cost of the put option becomes the implied discount for an investor holding stock of a privately held firm, as this stock lacks marketability. Thus, by calculating the value of a put option at a strike price equal to the value of the underlying stock, we can estimate the discount for lack of marketability. This is then deducted from the value of the underlying stock to arrive at the fair market value.

In the Asian Put Approach, an average-strike put conveys the right to sell at the average price attained by the subject shares during the life of the option. The model works under the assumption that investors have no special ability to time the market. If investors cannot time the market, the restriction has the effect of depriving them of average (not maximum) trading profits.

The application of the Protective Put Method and the Asian Put Method is presented in the table below:

DLOM (Protective Put Methodology)	
INPUT VARIABLES	
Stock Price	$8.43
Exercise Price	$8.43
Term	5.00
Volatility	87.1%
Annual Rate of Quarterly Dividends	0.0%
Discount Rate - Bond Equivalent Yielc	0.8%
INTERMEDIATE COMPUTATIONS	
Present Value of Stock Ex-dividend	$8.43
Present Value of Exercise Price	$8.12
Cumulative Volatility	195%
CALL OPTION	
Proportion of Stock Present Value	84.0%
Proportion of Exercise Price PV	-17.0%
Call Option Value	$5.70
	67.6%
PUT OPTION	
Proportion of Stock Present Value	-16.0%
Proportion of Exercise Price PV	83.0%
Put Option Value	**$5.39**
	63.9%

DLOM (Asian Put Methodology)		
INPUT VARIABLES		
Time	5.00	T
Volatility	87.1%	V
Risk Free Rate	0.8%	r
Dividend Rate	0.0%	q
INTERMEDIATE COMPUTATIONS		
v^2_T	0.6246	
v_T	0.7903	
Put Option Value	**$2.59**	
Finnerty Model		
Marketability Discount		
Percentage of Strike	**30.7%**	

APPENDIX G: SOURCES OF INFORMATION

Oxford Valuation Partners spoke with the following person:

Daniel Gartenberg, CEO at Proactive Live, Inc

Information provided by Management included the following:

- Audited and unaudited historical financial statements;
- The Company's Articles of Incorporation and other corporate documents;
- Various marketing materials, reports and analyses prepared by Management including information presented on the Company's web site;
- Board presentations and financial updates; and
- The Company's most recent capitalization table, as of the Valuation Date;

In addition, we consulted the following sources, among others:

- Standard & Poor's Capital IQ Database (www.capitaliq.com)[16]
- Duff and Phelps' Cost of Capital Navigator.
- A Task Force of the AICPA. *Valuation of Privately-Held-Company Equity Securities Issued as Compensation*. AICPA. 2011.
- AICPA "Statement on Standards for Valuation Services No. 1 – Valuation of a Business, Business Ownership Interest, or Intangible Assets", AICPA, 2007.
- Internal Revenue Manual *Business Valuation Guidelines,* IRM 4.48.4, Engineering Program, Business Valuation Guidelines" (July 27, 2006).
- "*Accounting and Valuation Guide – Valuation of Portfolio Company Investments of Venture Capital and Private Equity Funds and Other Investment Companies*," AICPA, 2019.

[16] The Capital IQ platform is a web and Excel-based research product that combines deep information on companies and markets worldwide with robust tools for fundamental analysis, idea generation, and workflow management. Capital IQ is deployed at leading investment banks, fund managers, private capital firms, and corporations. Capital IQ provides the infrastructure and data to analyze company fundamentals, create charts/reports, and build various financial models for comparable analysis, valuation analysis, transaction scenarios, and various other situations.